SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For: February, 2015

BONSO ELECTRONICS
INTERNATIONAL INC.
(Translation of Registrant’s name into English)

Room 1404, 14F
Cheuk Nang Centre
9 Hillwood Road, Tsimshatsui, Hong Kong
(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X	Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____	No X

ANNUAL MEETING OF SHAREHOLDERS

Bonso Electronics International Inc.  (“Bonso” or the “Company”) (NASDAQ: Symbol: BNSO) announces that its Annual General Meeting will be held at 11:00 a.m., local time, on March 20, 2015, at the offices of the Corporation’s China Subsidiary, at 10th Floor, Commercial Building, 2 Zheng Feng Bei Road, Fu Yong, Shenzhen, Guangdong, China, and any adjournments or postponements thereof (the “Meeting” or “Annual Meeting”) for the following purposes:

          1.      To elect the following six (6) persons to serve as directors of the Corporation until the next annual meeting of Shareholders and thereafter until their successors shall have been elected and qualified: Anthony So, Andrew So, Albert So, Kim Wah Chung, Woo Ping Fok and Henry F. Schlueter;

           2.      To ratify the selection of Moore Stephens CPA Limited, (formerly known as Moore Stephens) as the independent public accountants of the Corporation for the fiscal year ending March 31, 2015;

           3.      To approve an amendment to the 2004 Stock Option Plan to increase the number of shares reserved for issuance from 600,000 to 850,000; and

           4.      To consider and act upon such other business as may properly come before the Meeting.

CORPORATE UPDATE

Change of Independent Auditor

The Company’s independent auditor, Moore Stephens, has recently reorganized its business structure and incorporated Moore Stephens CPA Limited to continue its audit business from January 1, 2015. Following this reorganization, the Company appointed Moore Stephens CPA Limited to continue as its independent auditor with effect from January 1, 2015.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS, PROXY STATEMENT AND PROXY CARDS

The Notice of Annual Meeting, Proxy Statement and Proxy Cards, as provided to the Company’s Shareholders, are as follows:

BONSO ELECTRONICS INTERNATIONAL INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
FOR THE FISCAL YEAR ENDED MARCH 31, 2014
TO BE HELD MARCH 20, 2015 AT 11:00 AM (SHENZHEN TIME)

Notice is hereby given that an annual meeting of the shareholders (the “Shareholders”) of Bonso Electronics International Inc., a British Virgin Islands corporation (the “Corporation” or “Bonso”), will be held at 11:00 a.m., local time, on March 20, 2015, at the offices of the Corporation’s China Subsidiary, at 10th Floor, Commercial Building, 2 Zheng Feng Bei Road, Fu Yong, Shenzhen, Guangdong, China, and any adjournments or postponements thereof (the “Meeting” or “Annual Meeting”) for the following purposes:
1.	To elect the following six (6) persons to serve as directors of the Corporation until the next annual meeting of Shareholders and thereafter until their successors shall have been elected and qualified: Anthony So, Andrew So, Albert So, Kim Wah Chung, Woo Ping Fok and Henry F. Schlueter;
2.	To ratify the selection of Moore Stephens CPA Limited, (formerly known as Moore Stephens) as the independent public accountants of the Corporation for the fiscal year ending March 31, 2015;
3.	To approve an amendment to the 2004 Stock Option Plan to increase the number of shares reserved for issuance from 600,000 to 850,000; and
4.	To consider and act upon such other business as may properly come before the Meeting.

Only Shareholders of record at the close of business on February 10, 2015, shall be entitled to notice of and to vote at the Meeting.  All Shareholders are cordially invited to attend the Meeting in person. Regardless of your plan to attend/not attend the Meeting, please vote either by phone or over the Internet or complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.

We have elected to furnish proxy materials to our Shareholders on the Internet.  We believe this approach will allow us to provide our Shareholders with the appropriate information while lowering costs to the Corporation. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the “Internet Notice”) to our Shareholders of record and beneficial owners. All Shareholders will have the ability to access the proxy materials on a website referred to in the Internet Notice.  Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Internet Notice.

The Corporation’s annual report on Form 20-F for the year ended March 31, 2014, including its complete audited financial statements, as filed with the United States Securities and Exchange Commission (the “SEC”), is available without charge upon written request from the Corporation at 1404, Cheuk Nang Centre, 9 Hillwood Road, Tsimshatsui, Kowloon, Hong Kong. The Corporation’s annual report on Form 20-F and other documents filed or submitted to the SEC are also available from the SEC’s website at www.sec.gov.

By Order of the Board of Directors

Anthony So, Chairman and Chief Executive Officer
Hong Kong

January 30, 2015

QUESTIONS AND ANSWERS RELATING TO THE ANNUAL MEETING

Why did I receive these materials?

Our Shareholders as of the close of business on February 10, 2015, which we refer to as the “Record Date,” are entitled to vote at our Annual Meeting of Shareholders, which will be held on March 20, 2015.  As a Shareholder, you are invited to attend the annual meeting and are requested to vote on the items of business described in this proxy statement.  This proxy statement provides notice of the Meeting, describes the proposals presented for Shareholder action and includes other information about the Corporation. The accompanying proxy card enables Shareholders to vote on the matters without having to attend the Annual Meeting in person.

The cost of soliciting these proxies, consisting of the printing, handling and mailing of the proxy and related material, and the actual expense incurred by brokerage houses, custodians, nominees and fiduciaries in forwarding proxy materials to the beneficial owners of the shares of common stock, will be paid by the Corporation.

In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees and other representatives of the Corporation to solicit Proxies by telephone, facsimile or in person.  These persons will receive no extra compensation for their services.

Who is entitled to vote at the Meeting?

Only Shareholders of record at the close of business on the Record Date are entitled to receive notice of and to participate in the Annual Meeting. If you were a Shareholder of record on the Record Date, you will be entitled to vote all of the shares that you held on that date at the Meeting, or any postponements or adjournments of the Meeting.

How many votes do I have?

You will be entitled to one vote for each outstanding share of our common stock you own as of the Record Date. As of the Record Date, there were 5,246,903 shares of our common stock outstanding and eligible to vote.

How many shares must be present or represented to conduct business at the Meeting?

The presence, in person or by proxy, of the holders of one-third of the outstanding shares of common stock is necessary to constitute a quorum at the Meeting.  Based on the number of shares of our common stock outstanding on the Record Date, the holders of our common stock representing at least 1,748,968, votes will be required to establish a quorum.  Proxies received but marked as abstentions, votes withheld and broker non-votes will be included in the calculation of the number of votes considered present at the Meeting. Abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum. A broker "non-vote" occurs when a broker holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

How can I vote my shares in person at the Meeting?

  Shares held in your name as the Shareholder of record may be voted by you in person at the Meeting. Shares held by you beneficially in “street name” through a broker, bank or other nominee may be voted by you in person at the Meeting only if you obtain a legal proxy from the broker, bank or other nominee that holds your shares giving you the right to vote the shares.

How can I vote my shares without attending the Meeting?

  Whether you hold shares directly as the Shareholder of record or beneficially in “street name,” you may direct how your shares are voted without attending the Meeting. If you are a Shareholder of record (that is, if your shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct.  If you are a Shareholder of record and attend the Meeting, you may deliver your completed proxy card in person. If you hold shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank or other nominee.

Can I vote by telephone or electronically?

  If you are a Shareholder of record, you may vote by telephone, or electronically through the Internet, by following the instructions included with your proxy card. If your shares are held in “street name,” please check your proxy card or contact your broker, bank or other nominee to determine whether you will be able to vote by telephone or electronically and the deadline for such voting.

Can I change my vote after I return my proxy card?

  Yes. If you are a Shareholder of record, you may revoke or change your vote at any time before the proxy is exercised by delivering to our Secretary at the address shown at the beginning of this proxy statement a notice of revocation, or by signing a proxy card bearing a later date or by attending the Meeting and voting in person.

  For shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank or other nominee or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares, by attending the Meeting and voting in person. In either case, the powers of the proxy holders will be suspended if you attend the Meeting in person and so request, although attendance at the Meeting will not by itself revoke a previously granted proxy.

Who counts the votes?

  Votes will be counted and certified by Computershare Trust Company, N.A.  (“Computershare”), our transfer agent; however, no representatives of Computershare will attend the Meeting and Henry F. Schlueter will serve as the Judge of Election. As the Judge of Election, Mr. Schlueter will certify the final vote count at the Meeting. If you are a Shareholder of record, your signed proxy card is returned directly to Computershare for tabulation. If you hold your shares in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will return one proxy card to Computershare on behalf of its clients.

What are the Board of Directors’ recommendations?

  Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors’ recommendation is set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends FOR the election of directors named; FOR the ratification of the selection of Moore Stephens CPA Limited, (formerly known as Moore Stephens) as independent public accountants of the Corporation for the year ending March 31, 2015; and FOR the amendment to the 2004 Stock Option Plan to increase the number of shares reserved for issuance from 600,000 to 850,000.

  The Corporation’s executive officers and directors have advised the Corporation that they intend to vote their 2,788,977 shares (including those shares over which they hold voting power), representing approximately 53.2% as of February 10, 2015, of the outstanding shares of common stock, in favor of each of the proposals above.

Will Shareholders be asked to vote on any other matters?

  To the knowledge of the Corporation and its management, Shareholders will vote only on the matters described in this proxy statement. However, if any other matters properly come before the Meeting, the persons named as proxies for Shareholders will vote on those matters in the manner they consider appropriate.

What vote is required to approve each item?

Election of Directors.

  The affirmative vote of a plurality of the votes cast at the Meeting is required for the election of directors. A properly executed proxy marked “withhold authority” with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

Ratification of Moore Stephens CPA Limited (formerly known as Moore Stephens), Approval of the Amendment to the 2004 Stock Option Plan and other items.

  For the proposal to ratify the appointment of our independent registered public accounting firm for our year ending March 31, 2015 (Proposal 2) and for the proposal to amend the 2004 Stock Option Plan to increase the number of shares reserved for issuance (Proposal 3), the affirmative vote of the holders of a majority of the votes cast in person or represented by proxy and entitled to vote on the item will be required for approval.

  A properly executed proxy marked “abstain” with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

How are votes counted?

In the election of directors, you may vote “FOR” all or some of the nominees or your vote may “WITHHOLD AUTHORITY FOR” with respect to one or more of the nominees. You may not cumulate your votes for the election of directors.

For the ratification of Moore Stephens CPA Limited, (formerly known as Moore Stephens), the amendment to the 2004 Stock Option Plan and other items of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you elect to “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.” If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.

If you hold your shares in “street name” through a broker, bank or other nominee rather than directly in your own name, then your broker, bank or other nominee is considered the Shareholder of record, and you are considered the beneficial owner of your shares. We have supplied copies of our proxy statement to the broker, bank or other nominee holding your shares of record, and they have the responsibility to send it to you. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares at the Meeting. The broker, bank or other nominee that is the Shareholder of record for your shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you hold your shares in a brokerage account but you fail to return your voting instruction card to your broker, your shares may constitute “broker non-votes.”

Brokerage firms generally have the authority to vote customers' un-voted shares on certain "routine" matters. With the sole exception of the ratification of Moore Stephens CPA Limited, (formerly known as Moore Stephens) as independent auditors for the year ending March 31, 2015, no matters submitted for Shareholder approval herein are "routine" matters. When a brokerage firm votes its customers' un-voted shares, these shares are counted for purposes of establishing a quorum.  At our Annual Meeting these shares will be counted as voted by the brokerage firm with respect to ratifying the Board of Directors' reappointment of Moore Stephens CPA Limited (formerly known as Moore Stephens) as the Corporation’s auditors for the year ending March 31, 2015.

PROPOSAL 1

ELECTION OF SIX (6) PERSONS TO SERVE AS DIRECTORS OF THE CORPORATION

The Corporation’s directors are elected annually to serve until the next Annual Meeting of Shareholders and thereafter until their successors shall have been elected and qualified.  The number of directors presently authorized by the Articles of Association of the Corporation shall be not less than one (1) nor more than seven (7).

Unless otherwise directed by Shareholders, the proxy holders named in the accompanying Proxy will vote all shares represented by proxies held by them for the election of the following nominees, all of whom are now members and constitute the Corporation’s Board of Directors.  The Corporation is advised that all nominees have indicated their availability and willingness to serve if elected.  In the event that any nominee becomes unavailable or unable to serve as a director of the Corporation prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.

INFORMATION CONCERNING NOMINEES

Anthony So, 72, is the founder of Bonso. He has been our Chairman of the Board of Directors since July 1988. He was appointed as the Chief Executive Officer and the President on November 16, 2006.  Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a master’s degree in business administration (“MBA”) from the Hong Kong campus of the University of Hull, Hull, England in 1994. Mr. So has been Chairman of the Hong Kong GO Association since 1986, and also served as Chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic years. Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

Andrew So, 28, joined the Corporation in August 2009.  From 2008 to 2009, prior to his employment with the Corporation, Mr. Andrew So worked as a Derivatives Analyst at State Street Trust Company Canada in Toronto, Canada.  Mr. Andrew So currently holds the position of Deputy Chairman and Chief Operating Officer and looks after the Corporation’s daily operations.   Mr. Andrew So graduated with distinctions in 2008 from the University of Toronto, Canada with a Bachelors of Commerce degree (BComm) and he completed the MBA Program of Hong Kong University of Science and Technology in 2014.

Albert So, 37, was appointed as the Chief Financial Offer of the Corporation in March 2009.  Mr. Albert So was first employed as the Financial Controller of the Corporation in January 2008.  Mr. Albert So is a Certified Management Accountant, Financial Risk Manager, and received a master’s degree in business administration from Heriot-Watt University, Edinburgh, United Kingdom, and a bachelor’s degree in mathematics from Simon Fraser University in Burnaby, British Columbia, Canada.

Kim Wah Chung, 56, has been a director since September 1994.  Mr. Chung has been employed by the Corporation since 1981 and currently holds the position of Director of Engineering and Research and Development.  Mr. Chung is responsible for all research projects and product development.  Mr. Chung’s entire engineering career has been spent with Bonso, and he has been involved in all of our major product developments.  Mr. Chung graduated with honors in 1981 from the Chinese University of Hong Kong with a Bachelor of Science degree in electronics.

Woo-Ping Fok, 65, was elected to our Board of Directors on September 21, 1994. Mr. Fok has practiced law in Hong Kong since 1991 and is a Consultant with Messrs. C.K. Fok & Co. Mr. Fok’s major areas of practice includes conveyance or real property law, corporations and business law, commercial transactions and international trade with a special emphasis in China trade matters.  Mr. Fok was admitted to the Canadian Bar as a Barrister & Solicitor in December 1987 and was a partner in the law firm of Woo & Fok, a Canadian law firm with its head office in Edmonton, Alberta, Canada. In 1991, Mr. Fok was qualified to practice as a Solicitor of England & Wales, a Solicitor of Hong Kong and a Barrister & Solicitor of Australian Capital Territory.

Henry F. Schlueter, 63, has been a director since October 2001, and has been our Assistant Secretary since October 1988. Since 1992, Mr. Schlueter has been the Managing Director of Schlueter & Associates, P.C., a law firm, practicing in the areas of securities, mergers and acquisitions, finance and corporate law. Mr. Schlueter has served as our United States corporate and securities counsel since 1988. From 1989 to 1991, prior to establishing Schlueter & Associates, P.C., Mr. Schlueter was a partner in the Denver, Colorado office of Kutak Rock (formerly Kutak, Rock & Campbell), and from 1984 to 1989, he was a partner in the Denver office of Nelson & Harding.  Mr. Schlueter is a member of the American Institute of Certified Public Accountants, the Colorado Society of CPA’s, the Colorado and Denver Bar Associations and the Wyoming State Bar.

Anthony So, the Corporation’s Chairman of the Board of Directors, is the father of Andrew So and Albert So. Andrew So is the Corporation’s Deputy Chairman of the Board of Directors, President and Chief Operating Officer. Albert So is the Corporation’s Chief Financial Officer and a member of the Corporation’s Board of Directors.

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer.  Our directors are elected annually and serve until their successors take office or until their death, resignation or removal.  The executive officers serve at the pleasure of the Board of Directors.

Board Recommendation

The Board of Directors recommends a vote FOR the election of each of the six (6) nominees named above as directors of the Corporation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of January 30, 2015:

Name	Shares of Common Stock Owned of Record		Options Held		Total Number of Shares of Common Stock Beneficially Owned	Percent of Beneficial Ownership
Anthony So	2,281,770	(1)	0		2,281,770	40.9%
Andrew So	253,000		0		253,000	4.5%
Albert So	100,000		0		100,000	1.8%
Kim Wah Chung	93,700		0		93,700	1.7%
Woo-Ping Fok	66,507		10,000	(2)	76,507	1.5%
Henry F. Schlueter	34,000		10,000	(2)	44,000	0.8%
All Directors and Officers as a group (6 persons)	2,828,977		20,000		2,848,977	54.1%

(1)	Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
(2)	Represents options to purchase 10,000 shares of common stock at an exercise price of $4.50 per share expiring on December 4, 2015.

There are no arrangements known to the Corporation the operation of which may at a subsequent date result in a change in control of the Corporation.

NASDAQ EXEMPTIONS AND HOME COUNTRY PRACTICES

NASDAQ Marketplace Rule 4350 provides that foreign private issuers may elect to follow certain home country corporate governance practices so long as they provide NASDAQ with a letter from outside counsel in their home country certifying that the issuer’s corporate governance practices are not prohibited by home country law.

On July 19, 2005, we submitted a letter to NASDAQ certifying that certain of Bonso’s corporate governance practices are not prohibited by the relevant laws of the British Virgin Islands.  We will follow British Virgin Island law in respect to the following requirements:

▪	A majority of Bonso’s board of directors will not be independent;
▪	Bonso will not have a nominating committee;
▪	Bonso will not have a compensation committee;
▪	Bonso’s independent directors will not meet in executive session; and
▪	Bonso’s audit committee may have only one member.

BOARD COMMITTEES

The Board of Directors maintains an Audit Committee. Mr. Woo Ping Fok and Mr. Henry F. Schlueter are the members of the Audit Committee.  Mr. Fok is “independent” as defined in the NASDAQ listing standards and Mr. Schlueter may not be considered “independent” since his law firm serves as Bonso’s United States counsel.

The Audit Committee was established to:  (i) review and approve the scope of audit procedures employed by our independent auditors; (ii) review and approve the audit reports rendered by our independent auditors; (iii) approve the audit fee charged by the independent auditors; (iv) report to the Board of Directors with respect to such matters; (v) recommend the selection of independent auditors; and (vi) discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors and to discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors.  Effective as of August 17, 2000, the Board of Directors adopted a formal charter for its Audit Committee, which was amended effective June 30, 2005.

COMPENSATION OF OFFICERS AND DIRECTORS

      The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2014 to all directors, former directors and officers as a group for services in all capacities was $1,355,000. Total compensation for the benefit of Anthony So was $857,000, for the benefit of Kim Wah Chung was $161,000, for the benefit of Andrew So was $128,000, for the benefit of Albert So was $125,000 and for the benefit of Henry F. Schlueter was an aggregate of $84,000. The $84,000 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter & Associates, P.C. for legal services rendered.  The amount for the year ended March 31, 2014, includes a vacation payment of $57,000 for Anthony So and an unpaid vacation payment of $10,000 for Kim Wah Chung.

We did not set aside or accrue any amounts to provide pension, retirement or similar contributions to our Provident Fund Plan, which aggregated $17,000 for officers and directors.

Employment Agreements

      We have employment agreements with Anthony So and Kim Wah Chung. Mr. So’s employment agreement provides for a maximum yearly salary of approximately $800,000 per year plus bonus, and Mr. Chung’s employment agreement provides for a maximum yearly salary of approximately $200,000 per year plus bonus. The initial term of the employment agreements expired on March 31, 2013 ("Initial Term"); however, the employment agreements have been renewed under a provision in the agreements that provides for automatic renewal for successive one year periods, unless at least 90 days prior to the expiration of the Initial Term or any renewal term, either party gives written notice to the other party specifically electing to terminate the agreement.  One of the properties of the Group in Hong Kong is also provided to Mr. So as part of his compensation. Mr. So’s employment agreement contains a provision under which we will be obligated to pay Mr. So all compensation for the remainder of his employment agreement and five times his annual salary and bonus compensation if a change of control, as defined in his employment agreement, occurs.  Both employment agreements with Anthony So and Kim Wah Chung were renewed automatically, and the respective employment agreements will expire on March 31, 2015, unless automatically renewed.

Options of Directors and Senior Management

The following table provides information concerning options owned by the directors and senior management at February 10, 2015.

Name	Number of Common Shares Subject to Stock Options	Exercise Price Per Share	Expiration Date
Woo-Ping Fok	10,000	$4.50	December 4, 2015

Henry F. Schlueter	10,000	$4.50	December 4, 2015

Directors

Except as mentioned above, our directors do not receive any additional monetary compensation for serving in their capacities.  All directors are reimbursed for all reasonable expenses incurred in connection with their services as a director.

Employee retirement benefits

With effect from January 1, 1988, Bonso Electronics Limited (“BEL”), a wholly-owned foreign subsidiary of the Corporation in Hong Kong, implemented a defined contribution plan (the “Plan”) with a major international assurance company to provide life insurance and retirement benefits for its employees. All permanent full time employees who joined BEL before December 2000, excluding factory workers, are eligible to join the provident fund plan. Eligible employees of the Plan are required to contribute 5% of their monthly salary, while BEL is required to contribute from 5% to 10% based on the eligible employee’s salary, depending on the number of years of the eligible employee’s service.

The Mandatory Provident Fund (the “MPF”) was introduced by the Hong Kong Government and commenced in December 2000. BEL joined the MPF by implementing a plan with a major international assurance company. All permanent Hong Kong full time employees who joined BEL on or after December 2000, excluding factory workers, are eligible to join the MPF. Eligible employees’ and the employer’s contributions to the MPF are both at 5% of the eligible employee’s monthly salary and are subject to a maximum mandatory contribution of HK$1,000 (US$128) monthly. The maximum mandatory contribution was increased to HK$1,500 (US$192) per month starting from June 1, 2014.

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee, at rates based upon the employee’s standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC.

The contributions to each of the above schemes are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The Group’s total contributions to the above schemes for the years ended March 31, 2012, 2013 and 2014 amounted to approximately $239,000, $225,000 and $758,000, respectively. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

Compensation Pursuant to Options to Purchase Common Stock

Stock Option and Bonus Plans
The 1996 Stock Option Plan

In October 1996, our Shareholders adopted the 1996 Stock Option Plan (the “Employees’ Plan”), which provides for the grant of options to purchase an aggregate of not more than 400,000 shares of our common stock.  In January 2000, our Shareholders approved the proposal of the Board of Directors to increase from 400,000 to 900,000 in the aggregate the number of options to purchase common stock under the Employees’ Plan.  The purpose of the Employees’ Plan is to make options available to management and employees in order to encourage them to secure or increase on reasonable terms their stock ownership and to encourage them to remain with the Corporation.

The Employees’ Plan is administered by a committee appointed by the Board of Directors which determines the persons to be granted options under the Employees’ Plan, the number of shares subject to each option, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than ten years after the date of grant.  The exercise price of an option may be less than the fair market value of the underlying shares of common stock.  No options granted under the Employees’ Plan are transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable during the lifetime of the optionee, only by such optionee.

The exercise price of an option granted pursuant to the Employees’ Plan may be paid in cash, by the surrender of options, in common stock, in other property, including the optionee’s promissory note, or by a combination of the above, at our discretion.

During the fiscal year ended March 31, 2014, no options were granted under the Employees’ Plan.

The 2004 Stock Option Plan

On March 23, 2004, our Shareholders adopted the 2004 Stock Option Plan (the “2004 Plan”) which provides for the grant of up to six hundred thousand (600,000) shares of the Corporation’s common stock in the form of stock options, subject to certain adjustments as described in the 2004 Plan.

The purpose of the 2004 Plan is to secure key employees to remain in the employ of the Corporation and to encourage such employees to secure or increase on reasonable terms their common stock ownership in the Corporation.  The Corporation believes that the 2004 Plan promotes continuity of management and increased incentive and personal interest in the welfare of the Corporation.

The 2004 Plan is administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of whom shall be a non-employee of the Corporation.  The committee members currently are Anthony So and Woo-Ping Fok.  The committee determines the specific terms of the options granted, including the employees to be granted options under the plan, the number of shares subject to each option grant, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant.  The exercise price of an option may be less than the fair market value of the underlying shares of common stock.  No options granted under the plan will be transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by the optionee.

The exercise price of an option granted pursuant to the 2004 Plan may be paid in cash, by the surrender of options, in common stock, in other property, including a promissory note from the optionee, or by a combination of the above, at the discretion of the committee.

As of March 31, 2014, no options had been granted under the 2004 Plan.

2004 Stock Bonus Plan

On September 7, 2004, our Shareholders adopted the 2004 Stock Bonus Plan (the “Stock Bonus Plan”) which authorizes the issuance of up to five hundred thousand (500,000) shares of the Corporation’s common stock in the form of a stock bonus.

The purpose of this Stock Bonus Plan is to:  (i) induce key employees to remain in the employ of the Corporation, or of any subsidiary of the Corporation; (ii) encourage such employees to secure or increase their stock ownership in the Corporation; and (iii) reward employees, non-employee directors, advisors and consultants for services rendered or to be rendered to or for the benefit of the Corporation, or any of its subsidiaries.  The Corporation believes that the Stock Bonus Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Corporation.

The Stock Bonus Plan shall be administered by a committee appointed by the Board of Directors, which consists of at least two but not more than three members of the Board, one of whom shall be a non-employee of the Corporation.  The committee members currently are Anthony So and Woo-Ping Fok.  The committee has the authority, in its sole discretion:  (i) to determine the parties to receive bonus stock, the times when they shall receive such awards, the number of shares to be issued, and the time, terms and conditions of the issuance of any such shares; (ii) to construe and interpret the terms of the Stock Bonus Plan; (iii) to establish, amend and rescind rules and regulations for the administration of the Stock Bonus Plan; and (iv) to make all other determinations necessary or advisable for administering the Stock Bonus Plan.

As of March 31, 2014, no shares had been granted under the Stock Bonus Plan.

CERTAIN TRANSACTIONS

During the fiscal year ended March 31, 2014, we made loans aggregating approximately $1,052,000 to our Chairman and Chief Executive Officer Anthony So. Management believed at the time that the loans were made that these loans were permissible and did not violate Section 13(k) of the Exchange Act, because Mr. So would be able to repay the full amount by foregoing his salary and accrued annual leave payments until the loans had been paid in full.

We advanced the funds to Mr. So on two separate occasions, and Mr. So directed that his salary payments and accrued annual leave payments be used to offset the amounts that we loaned to him. In addition, Mr. Albert So and Mr. Andrew So, who are officers and directors of the Corporation, directed the Corporation to use their accrued annual leave payments to partially satisfy the amounts due to the Corporation from Mr. Anthony So. On March 31, 2014, the amount due to the Corporation from Mr. So was $166,000. On August 7, 2014, Mr. So paid $166,000 to the Corporation to fully repay the amounts loaned to him. The loans were non-interest bearing.

Notwithstanding Mr. Anthony So's repayment in full of the loans made to him, those loans constitute a violation of Section 13(k) of the Exchange Act and Section 402(a) of Sarbanes-Oxley.

As a result of this inadvertent violation, the Board adopted a policy regarding loans or advances to any Executive Officer or Director of the Corporation. The policy provides that "The Company shall not directly or indirectly, including through any subsidiary, extend or maintain credit to, or arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any Director or Executive Officer (or equivalent thereof) of the Company or any subsidiary of the Company."

During the fiscal year ended March 31, 2014, we paid Schlueter & Associates, P.C. an aggregate of $84,000 for legal fees.  Mr. Henry F. Schlueter, a director of the Corporation, is the Managing Director of Schlueter & Associates, P.C.

PROPOSAL 2

RATIFICATION OF SELECTION OF ACCOUNTANTS

The Board of Directors has selected Moore Stephens CPA Limited, (formerly known as Moore Stephens) as the independent public accountants of the Corporation for the fiscal year ending March 31, 2015, and has further directed that the Corporation submit the selection of the independent public accountants for ratification by Shareholders at the Annual Meeting.

Unless otherwise directed by Shareholders, the proxy holder named in the accompanying proxies will vote all shares represented by proxies held by him to ratify the selection of Moore Stephens CPA Limited, (formerly known as Moore Stephens) as the independent public accountants of the Corporation for the fiscal year ending March 31, 2015.

Fees Paid to the Independent Auditors

Audit Fees

The aggregate fees billed by Moore Stephens CPA Limited, (formerly known as Moore Stephens) for professional services rendered for the audit of the Corporation’s annual consolidated financial statements for the fiscal years ended March 31, 2013 and 2014 were $180,000 and $200,000, respectively.

Audit Related Fees

There were no fees billed by Moore Stephens CPA Limited, (formerly known as Moore Stephens) for professional services rendered for assurance and related services that were reasonably related to the performance of the audit and are not reported above under “Audit Fees” for the fiscal year ended March 31, 2013 and for the fiscal year ended March 31, 2014.

Tax Fees

The aggregate fees billed by a company controlled by Moore Stephens CPA Limited, (formerly known as Moore Stephens) for professional services rendered for tax compliance for the fiscal year ended March 31, 2013 were approximately $3,600 and $4,500 for the fiscal year ended March 31, 2014.

Board Recommendation

The Board of Directors recommends a vote FOR the ratification of the selection of Moore Stephens CPA Limited, (formerly known as Moore Stephens) as the independent public accountants of the Corporation for the fiscal year ending March 31, 2015.

PROPOSAL 3

TO AMEND THE 2004 STOCK OPTION PLAN TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE UNDER THE PLAN

We are seeking Shareholder approval to amend the 2004 Stock Option Plan (the “2004 Plan”) to increase the number of shares reserved for issuance under the 2004 Plan from 600,000 to 850,000. At March 31, 2014, there were no shares subject to stock options issued under the 2004 Plan since its adoption in 2004.

The purpose of the 2004 Plan is to secure key employees to remain in the employ of the Corporation and to encourage such employees to secure or increase on reasonable terms their common stock ownership in the Corporation.  The Corporation believes that the 2004 Plan promotes continuity of management and increased incentive and personal interest in the welfare of the Corporation.

The aggregate number of shares of common stock which may be issued under the 2004 Plan was originally set at 600,000 shares. In order to continue and to enhance the effectiveness of the 2004 Plan, the Board of Directors approved, subject to Shareholder approval, an amendment to increase the number of shares of common stock reserved for issuance under the 2004 Plan from 600,000 to 850,000.

The Board believes that approval of the amendment is necessary because it intends to commence granting options under the 2004 Plan to directors and officers or other key employees of the Corporation and its subsidiaries, and it believes that the number of shares currently reserved for issuance pursuant to the exercise of options granted under the 2004 Plan may be insufficient for the number of options which it may desire to grant prior to the 2016 Annual Meeting of Shareholders.

In view of the continued need to attract and maintain individuals of the highest caliber to positions on the Board, management and employment, the Board of Directors has concluded that the maximum number of shares of common stock that may be issued under the 2004 Plan should be increased from the current maximum of 600,000 to a maximum of 850,000 shares.

The Board of Directors approved the increase in shares reserved under and required amendment to the 2004 Plan on January 27, 2015, subject to Shareholder approval at the Annual Meeting. If our Shareholders approve the amendment to the 2004 Plan, 250,000 additional shares will be available for future grants.

The Board of Directors believes that it is in the best interests of the Corporation and our Shareholders for the Corporation to approve the increase in shares reserved under the 2004 Plan. The Board believes that equity awards assist in retaining, motivating and rewarding employees, and  executives by giving them an opportunity to obtain long-term equity participation in the Corporation. In addition, equity awards are an important contributor to aligning the incentives of the Corporation’s employees with the interests of our Shareholders.

The Board also believes equity awards are essential to attracting new employees and retaining current employees. Further, the granting of options to new and existing employees frequently permits the Corporation to pay lower salaries than otherwise might be the case. The Board of Directors believes that to remain competitive, the Corporation must continue to provide employees with the opportunity to obtain equity in the Corporation and that an inability to offer equity incentives to new and current employees would put the Corporation at a competitive disadvantage in attracting and retaining qualified personnel. Our named executive officers and directors have an interest in this proposal because they are expected to receive awards under the 2004 Plan.

The Corporation has not made any determination with respect to future grants of options under the Plan and any grant of options will be made only in accordance with the provisions of the Plan.

The full text of the proposed amendment to increase the number of shares under the 2004 Plan is attached to this proxy statement as Appendix A.

Summary of the 2004 Stock Option Plan

For a summary of the 2004 Stock Option Plan, please see “COMPENSATION OF OFFICERS AND DIRECTORS - Compensation Pursuant to Options to Purchase Common Stock - Stock Option and Bonus Plans - The 2004 Stock Option Plan,” above.

Board Recommendation
The Board of Directors recommends a vote FOR the amendment to the 2004 Stock Option Plan to increase the number of shares reserved for issuance from 600,000 to 850,000.

GENERAL

Other Matters

The Board of Directors does not know of any matters that are to be presented at the Annual Meeting other than those stated in the Notice of Annual Meeting and referred to in this Proxy Statement.  If any other matters should properly come before the Meeting, it is the intention of the proxy holder named in the accompanying Proxy to vote the shares they represent as the Board of Directors may recommend.  Discretionary authority with respect to such other matters is expressly granted by the execution of the enclosed Proxy.

By Order of the Board of Directors

Anthony So, Chairman of the Board of Directors

Appendix A

AMENDMENT TO THE 2004 STOCK OPTION PLAN
OF
 BONSO ELECTRONICS INTERNATIONAL INC.

Pursuant to Section 14 of the 2004 Stock Option Plan of Bonso Electronics International Inc. (the “Plan”), the Board of Directors (the “Board”) of Bonso Electronics International Inc. (the “Company”) hereby amends the Plan, subject to the approval of the Company’s shareholders. This Amendment to the 2004 Stock Option Plan of Bonso Electronics International Inc. (the “Amendment”) is effective as of January 27, 2015, the date adopted by the Board, subject to the later adoption of the Plan by the shareholders of the Company at the next Annual Meeting of Stockholders.

1. PURPOSE OF THE AMENDMENT

The Company wishes to amend the Plan to increase the aggregate number of common shares that may be granted under the Plan.

2. AMENDMENT

Section 3 of the Plan is hereby amended and restated in its entirety to read as follows:

     Stock Subject to Plan. The maximum number of common shares which may be issued pursuant to the exercise of options granted under the Plan is eight hundred fifty thousand (850,000) subject to the adjustments provided in paragraph 13 below. Eight hundred fifty thousand (850,000) of the authorized but unissued common shares of the Company will be reserved for issue upon exercise of options granted under the Plan subject to the adjustments provided in paragraph 13 below; provided, however, that the number of such authorized and unissued shares so reserved may from time to time be reduced to the extent that a corresponding amount of issued and outstanding shares have been purchased by the Company and set aside for issue upon the exercise of options granted under the Plan. If any options shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for further grants under the Plan.

This Amendment amends only the provision of the Plan as noted above, and those provisions not expressly amended herein shall be considered in full force and effect. Notwithstanding the foregoing, this Amendment shall supersede the provisions of the Plan to the extent those provisions are inconsistent with the provisions and intent of this Amendment.

3. APPROVAL OF SHAREHOLDERS

This Amendment was adopted by the Board of Directors on January 27, 2015, and is subject to approval by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present.

In witness whereof, the Board of Directors of the Company has adopted this Amendment effective the 27th day of January, 2015.

BONSO ELECTRONICS INTERNATIONAL INC.

By:	/s/ Anthony So
Anthony So, Chairman of the Board of Directors

**BONSO ELECTRONICS INTERNATIONAL INC.**

*IMPORTANT ANNUAL MEETING INFORMATION*

**Vote by Internet**

- Go to **www.investorvote.com/BNSO**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

## Shareholder Meeting Notice

### Important Notice Regarding the Availability of Proxy Materials for the Bonso Electronics International Inc. Shareholder Meeting to be Held on March 20, 2015

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the Annual Shareholders' Meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

**This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement and annual report to shareholders are available at:**

**www.investorvote.com/BNSO**

### Easy Online Access — A Convenient Way to View Proxy Materials and Vote

**When you go online to view materials, you can also vote your shares.**

**Step 1:** Go to **www.investorvote.com/BNSO**.
**Step 2:** Click on the icon on the right to view current meeting materials.
**Step 3:** Return to the investorvote.com window and follow the instructions on the screen to log in.
**Step 4:** Make your selection as instructed on each screen to select delivery preferences and vote.

**When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.**

**Obtaining a Copy of the Proxy Materials – If you want to receive a paper or e-mail copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side on or before March 6, 2015 to facilitate timely delivery.**

01ZHTD

## Shareholder Meeting Notice

**Bonso Electronics International Inc.'s Annual Meeting of Shareholders will be held on March 20, 2015 at 10th Floor, Commercial Building, 2 Zheng Feng Bei Road, Fu Yong, Shenzhen, Guangdong, China, at 11:00 a.m. local time.**

**Proposals to be voted on at the meeting are listed below along with the Board of Directors' recommendations.**

**The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2 and 3:**

**PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.**

### Here's how to order a copy of the proxy materials and select a future delivery preference:

**Paper copies:** Current and future paper delivery requests can be submitted via the telephone, Internet or email options below.

**Email copies:** Current and future email delivery requests must be submitted via the Internet following the instructions below. If you request an email copy of current materials you will receive an email with a link to the materials.

**PLEASE NOTE:** You must use the number in the shaded bar on the reverse side when requesting a set of proxy materials.

→ **Internet** – Go to **www.investorvote.com/BNSO.** Follow the instructions to log in and order a paper or email copy of the current meeting materials and submit your preference for email or paper delivery of future meeting materials.

→ **Telephone** – Call us free of charge at 1-866-641-4276 using a touch-tone phone and follow the instructions to log in and order a paper copy of the materials by mail for the current meeting. You can also submit a preference to receive a paper copy for future meetings.

→ **Email** – Send email to investorvote@computershare.com with "Proxy Materials Bonso Electronics International Inc." in the subject line. Include in the message your full name and address, plus the number located in the shaded bar on the reverse, and state in the email that you want a paper copy of current meeting materials. You can also state your preference to receive a paper copy for future meetings.

To facilitate timely delivery, all requests for a paper copy of the proxy materials must be received by March 6, 2015.

01ZHTD

**BONSO ELECTRONICS INTERNATIONAL INC.**

***IMPORTANT ANNUAL MEETING INFORMATION***

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

## Annual Meeting Proxy Card

▼ **PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

### A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2 and 3.

| | For | Withhold | | For | Withhold | | For | Withhold |
|---|---|---|---|---|---|---|---|---|
| 01 - Anthony So | ☐ | ☐ | 02 - Andrew So | ☐ | ☐ | 03 - Albert So | ☐ | ☐ |
| 04 - Kim Wah Chung | ☐ | ☐ | 05 - Woo Ping Fok | ☐ | ☐ | 06 - Henry F. Schlueter | ☐ | ☐ |

4. Such other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof.

### B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

| Date (mm/dd/yyyy) — Please print date below. | Signature 1 — Please keep signature within the box. | Signature 2 — Please keep signature within the box. |
|---|---|---|
| / / | | |

1 U P X

01ZHSC

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

## Proxy — BONSO ELECTRONICS INTERNATIONAL INC.

## ANNUAL MEETING OF SHAREHOLDERS
## MARCH 20, 2015

### THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Bonso Electronics International Inc. a British Virgin Islands corporation (the "Corporation"), acknowledges receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement, pertaining to the annual meeting of the Corporation's shareholders to be held on March 20, 2015 (the "Annual Meeting"), and hereby appoints Anthony So and Andrew So, or either of them, each with the power of substitution, as attorneys and proxies, to represent and vote all shares of Common Stock of the Corporation which the undersigned would be entitled to vote at the Annual Meeting and at any adjournments or postponements thereof, hereby revoking any proxy or proxies heretofore given and ratifying and confirming all that said attorneys and proxies may do or cause to be done by virtue thereof with respect to the following matters:

This Proxy, when properly executed, will be voted as directed. If no direction is indicated, the Proxy will be voted (1) FOR the election of each of the nominees listed on the reverse side to the Board of Directors; (2) FOR the ratification of the selection of Moore Stephens CPA Limited (formerly known as Moore Stephens) as the independent public accountants of the Corporation for the fiscal year ending March 31, 2015; and (3) FOR approval of the amendment to the 2004 Stock Option Plan to increase the number of shares reserved for issuance from 600,000 to 850,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL INC.
(Registrant)

Date: February 27, 2015	By: /s/ Henry F. Schlueter
Henry F. Schlueter, Assistant Secretary